Exhibit 99.1

Aptorum Group Limited Received Nasdaq Notification Letter Regarding Bid Price Deficiency

NEW YORK & LONDON & PARIS--(BUSINESS WIRE)--November 18, 2022

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “Aptorum”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune diseases and infectious diseases, today announced that it received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s Class A Ordinary Shares has been below the minimum $1.00 per share required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1) (“Rule 5450(a)(1)”).

The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s Class A Ordinary Shares, and its Class A Ordinary Shares will continue to trade on The Nasdaq Global Market under the symbol “APM” at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been given 180 calendar days, or until May 16, 2023, to regain compliance with Rule 5450(a)(1). If at any time before May 16, 2023, the bid price of the Company’s Class A Ordinary Shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with Rule 5450(a)(1) by May 16, 2023, the Company may be afforded additional time to regain compliance. To qualify, the Company would be required to remit an application and submit a non-refundable fee of $5,000. Additionally, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, except for the minimum bid price requirement. In addition, the Company would be required to provide written notice to Nasdaq of its intent to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If NASDAQ concludes that the Company will not be able to cure the deficiency, it will provide the Company with notice that the Class A Ordinary Shares will be subject to delisting.

The Company intends to actively monitor the closing bid price for its Class A Ordinary Shares and will consider available options, including effecting a reverse stock split, to resolve the deficiency and regain compliance with Rule 5450(a)(1).

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020.

As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States
Investor relations
Craig Brelsford

craig@redchip.com

+1 407 571 0902

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
+33 1 56 88 11 22